Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ALBERTA SECURITIES COMMISSION Suite 600, 250 - 5th Street SW Calgary, Alberta T2P 0R4 Attention: Executive Director	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, British Columbia V7Y 1L2 Attention: Executive Director
ONTARIO SECURITIES COMMISSION Suite 1903, Box 5520 Queen Street West Toronto, Ontario M5H 3S8 Attention: Executive Director	SASKATCHEWAN FINANCIAL SERVICES COMMISSION 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7 Attention: Executive Director
THE MANITOBA SECURITIES COMMISSION 500 - 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5 Attention: Executive Director	NEW BRUNSWICK SECURITIES COMMISSION 133 Prince William Street, Suite 606 Saint John, New Brunswick E2L 2B5 Attention: Executive Director
NOVA SCOTIA SECURITIES COMMISSION Suite 400, 5251 Duke Street Halifax, Nova Scotia B3J 1P3 Attention: Executive Director	PRINCE EDWARD ISLAND SECURITIES OFFICE 95 Rochford Street, PO Box 2000 Charlottetown, Prince Edward Island C1A 7N8 Attention: Executive Director
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue SW Calgary, Alberta T2P 3C4	SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR P.O. Box 8700, 2nd Floor, West Block Confederation Building St. John's, Newfoundland and Labrador A1B 4J6 Attention: Executive Director

Dear Sirs:

Re:  HUNT MINING CORP. (the "Corporation") - Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

1.           Reporting Issuer:

Hunt Mining Corp.
Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

2.           Date of Material Change:

October 5, 2015

3.           News Release:

The Corporation issued a news release on or about October 5, 2015 through the facilities of Executive Business Services, a copy of which has also been filed on SEDAR.

4.           Summary of Material Change:

The Corporation announced it will be proceeding with a private placement offering of Units.

5.           Full Description of Material Change:

Please refer to the press release attached hereto as Schedule “A”.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.           Omitted Information:

No significant facts have been omitted by the report.

8.           Executive Officer:

The following senior officer of the Corporation is knowledgeable about the material changes and the Report and may be contacted by the Commission as follows:

Bob Little - Chief Financial Officer:  (509) 290-5659

Dated at Liberty Lake, Washington, this 5th day of October, 2015.

HUNT MINING CORP.

Per:           (Signed) "Bob Little”
Bob Little, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”

HUNT MINING ANNOUNCES PRIVATE PLACEMENT OFFERING

Liberty Lake, Washington, October 5, 2015 – Hunt Mining Corp. (“Hunt” or the “Corporation”) (TSXV: “HMX”) is pleased to announce the Corporation has arranged a non-brokered private placement offering for new capital, in accordance with the TSX Venture Exchange's notice to issuers dated April 7, 2014 and August 17, 2012 and will require a discretionary pricing waiver in order to close the private placement.

The Corporation intends to raise maximum aggregate gross proceeds of up to $500,000.  It is expected the majority of the proceeds will be subscribed for by related parties to the Corporation, however, the private placement is being offered to all current shareholders of the Corporation who wish to participate. The private placement is not expected to result in the creation of any new control persons or a change of control. The non-brokered private placement will consist of up to 25,000,000 million units at $0.02 per unit, consisting of one common share and one common share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.05, exercisable for a period of five years from closing.

The proceeds will be used to fund existing exploration and development activities in Santa Cruz, Argentina and for general working capital purposes. More specifically, if the offering is fully subscribed, the Corporation would use: (i) $ 300,000 for advance development and exploration needed to develop drilling targets: geologic mapping, surface geochemical surveys, (chip/channel/trench) sample collection, assaying and +/- geophysical surveys; (ii) $145,000 to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $55,000 on general and administrative expenses. The Corporation fully expects to spend the funds as stated; there may be circumstances, for sound business reasons, where a reallocation of funds may be necessary.

All securities issued under the private placement will be subject to a four month hold period from the day of closing.

About Hunt Mining

Hunt Mining Corp. has continued to develop its properties as an active and aggressive explorer in Santa Cruz since 2006. During that time, Hunt's wholly owned subsidiary, Cerro Cazador S.A., has completed exploration activity including approximately 64,000 meters of HQ core drilling, 416 line kilometers of Induced Polarization geophysical surveys and more than 20,000 surface soil, sediment, channel, chip, and trench samples, beyond the historical work previous to the same properties. This, and additional information can be viewed at www.huntmining.com.

For more information contact:

Bob Little
Chief Financial Officer T: (509) 290-5659
E:  blittle@huntmining.com
W: www.huntmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The Corporation has provided the forward- looking statements in reliance on assumptions that it believes are reasonable at this time. The reader is cautioned that the assumptions used in the preparation of the forwardlooking statements may prove to be incorrect. All such forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Corporation’s control. Such risks and uncertainties include, without limitation, delays resulting from or inability to obtain required regulatory approval.  The actual results, performance or achievements could differ materially from those expressed in, or implied by, these forwardlooking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits, including the amount of proceeds, the Corporation will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive.